Exhibit 99.2

RATIO OF EARNINGS TO FIXED CHARGES

ArcelorMittal’s ratio of earnings to fixed charges for the periods indicated below was as follows:

	Year ended December 31,
(Dollars in millions, except ratios)	2017	2016	2015(1)	2014(2)	2013(2)
Ratio of earnings to fixed charges	5.5	2.7	(3.0)	0.9	0.2

(1)	Due to ArcelorMittal’s pretax loss in 2015, the ratio coverage was less than 1:1. ArcelorMittal would have needed to generate additional earnings of $6,320 million to have achieved a coverage of 1:1 for 2015.
(2)	In 2014 and 2013, ArcelorMittal’s pretax results were not enough to reach a ratio of 1:1. ArcelorMittal would have needed to generate additional earnings of $267 million and $1,675 million to have achieved a coverage of 1:1 for 2014 and 2013, respectively.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represent consolidated pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, less post-tax income allocable to non-controlling interests in consolidated entities that have not incurred fixed charges and capitalized interest, plus fixed charges and distributed earnings of equity investees. Equity investees are investments accounted for using the equity method of accounting. Fixed charges include interest expensed and capitalized, the interest portion of rental obligations, amortized premiums, discounts and capitalized expenses related to indebtedness. Amounts used to calculate the ratio of earnings to fixed charges were prepared in accordance with IFRS as issued by the International Accounting Standards Board.